UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

________________________________
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)*

________________________________
Vista Credit Strategic Lending Corp.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title and Class of Securities)

U9224Y103
(CUSIP Number)

Bashar Al-Rousan
Abu Dhabi Developmental Holding Company PJSC
Capital Gate
10th Floor, Al Khaleej Al Arabi Street
Abu Dhabi, United Arab Emirates
+971 2 204 0000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 27, 2024
(Date of Event Which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. U9224Y103

(1)	Name of Reporting Persons: Abu Dhabi Developmental Holding Company PJSC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: The Emirate of Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0 (1)
	(9)	Sole Dispositive Power 1,995,628.508
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,995,628.508
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 24.4% (2)
(14)	Type of Reporting Person (See Instructions): CO

(1) See Item 4 disclosure on Voting Trust Agreement.
(2) Based on 8,188,088.785 shares of Common Stock of Vista Credit Strategic Lending Corp. (the “Issuer”) outstanding as of June 27, 2024, based on information received from the Issuer.

CUSIP No. U9224Y103

(1)	Name of Reporting Persons: Sapphire Private Funds Holdings II RSC Ltd
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Abu Dhabi Global Market, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0 (1)
	(9)	Sole Dispositive Power 1,995,628.508
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,995,628.508
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 24.4% (2)
(14)	Type of Reporting Person (See Instructions): CO

(1) See Item 4 disclosure on Voting Trust Agreement.
(2) Based on 8,188,088.785 shares of Common Stock of the Issuer outstanding as of June 27, 2024, based on information received from the Issuer.

AMENDMENT NO. 4 TO SCHEDULE 13D

The following constitutes Amendment No. 4 (“Amendment No. 4”) to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by Abu Dhabi Developmental Holding Company PJSC (“ADQ”), Sapphire Private Funds Holdings II RSC Ltd (“Sapphire II”) and Khalifa Alsuwaidi on October 12, 2023, as amended by Amendment No. 1 filed on November 13, 2023, Amendment No. 2 filed on December 21, 2023, and Amendment No. 3 filed on March 28, 2024. This Amendment No. 4 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a) The persons filing this Schedule 13D (collectively, the “Reporting Persons”) are:

1.	Abu Dhabi Developmental Holding Company PJSC (“ADQ”)

2.	Sapphire Private Funds Holdings II RSC Ltd (“Sapphire II”)

(b) The business address or address of its principal office, as applicable, of the Reporting Persons is:

With respect to ADQ:

Capital Gate
10th Floor, Al Khaleej Al Arabi Street
Abu Dhabi, United Arab Emirates

With respect to Sapphire II:

Floor 12, Al Maryah Tower,
Abu Dhabi Global Market Square, Al Maryah Island
Abu Dhabi, United Arab Emirates

(c) Each of the Reporting Persons is engaged in the business of investing. ADQ is an Abu Dhabi-based investment and holding company that is indirectly wholly owned by the Government of the Emirate of Abu Dhabi.  ADQ is managed by its board of directors.  Schedule A hereto sets forth the names and other required information regarding the members of ADQ’s board of directors and ADQ’s executive officers (collectively, the “Schedule A Persons”).  None of the Schedule A Persons beneficially owns any securities of the Issuer.  Sapphire II is an indirect wholly owned subsidiary of ADQ whose principal business is the making and holding of investments. Sapphire II is the direct holder of the shares of Common Stock reported herein. Schedule B hereto sets forth the names and other required information regarding the members of Sapphire II’s board of directors (collectively, the “Schedule B Persons”, and together with the Schedule A Persons, the “Scheduled Persons”).  None of the Schedule B Persons beneficially owns any securities of the Issuer.

(d) and (e) During the past five years, none of the Reporting Persons nor any of the Scheduled Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship with respect to a natural person or state of organization with respect to an entity, as applicable, of the Reporting Persons is as follows:

1.	ADQ – Abu Dhabi, United Arab Emirates

2.	Sapphire II – Abu Dhabi Global Market, United Arab Emirates

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

The information in Item 4 is incorporated herein by reference. The shares of Common Stock of the Issuer were purchased by Sapphire II with the working capital of Sapphire II.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

On June 18, 2024, the Issuer delivered a Drawdown Notice to Sapphire II to fund an amount equal to $10,500,962.29 (the “Fifth Drawdown Amount”) with a Drawdown Date of June 27, 2024.  Sapphire II paid the Fifth Drawdown Amount to the Issuer to purchase 533,856.751 shares of Common Stock at a per share purchase price of $19.67, with such price and number of shares of Common Stock being determined by the Issuer on June 27, 2024.
ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 8,188,088.785 shares of Common Stock of the Issuer outstanding as of June 27, 2024, based on information received from the Issuer.  The shares of Common Stock reported herein are directly held and beneficially owned by Sapphire II.  ADQ, which indirectly wholly owns Sapphire II, may be deemed the beneficial owner of the shares of Common Stock directly held by Sapphire II. The information in Item 4 regarding voting power over the shares of Common Stock reported herein under the Voting Trust Agreement and the termination provisions of the Voting Trust Agreement is incorporated herein by reference.

(c) The information in Items 3 and 4 is incorporated herein by reference. Except as disclosed in this Schedule 13D, as amended, there have been no transactions by the Reporting Persons or the Scheduled Persons in the securities of the Issuer during the past sixty days.

(d) The disclosure regarding the relationship between the Reporting Persons in Item 2(c) of this Schedule 13D is incorporated herein by reference.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

The information in Item 4 is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of July 1, 2024

ABU DHABI DEVELOPMENTAL HOLDING COMPANY PJSC
By:	/s/ Hamad Alhammadi
Name:	Hamad Alhammadi
Title:	Deputy Chief Executive Officer

By:	/s/ Mansour Almulla
Name:	Mansour Almulla
Title:	Deputy Chief Executive Officer

SAPPHIRE PRIVATE FUNDS HOLDINGS II RSC LTD
By:	/s/ Peter Howley
Name:	Peter Howley
Title:	Director, Authorized Signatory

SCHEDULE A

Set forth below are the members of the Board of Directors of ADQ.
Name	Business Address	Present Principal Occupation	Citizenship
H.H. Sheikh Tahnoon bin Zayed Al Nahyan	Capital Gate 10th Floor, Al Khaleej Al Arabi Street, Abu Dhabi, United Arab Emirates	Chairman	United Arab Emirates
H.E. Jassem Mohamed Bu Ataba Alzaabi	Capital Gate 10th Floor, Al Khaleej Al Arabi Street, Abu Dhabi, United Arab Emirates	Vice Chairman	United Arab Emirates
H.H. Sheikh Zayed bin Hamdan bin Zayed Al Nahyan	Capital Gate 10th Floor, Al Khaleej Al Arabi Street, Abu Dhabi, United Arab Emirates	Board Member	United Arab Emirates
H.E. Sheikh Abdullah bin Mohamed Al Hamed	Capital Gate 10th Floor, Al Khaleej Al Arabi Street, Abu Dhabi, United Arab Emirates	Board Member	United Arab Emirates
H.E. Mohamed Hassan Alsuwaidi	Capital Gate 10th Floor, Al Khaleej Al Arabi Street, Abu Dhabi, United Arab Emirates	Board Member, Managing Director & Chief Executive Officer	United Arab Emirates
H.E. Abdulhamid Mohammed Saeed	Capital Gate 10th Floor, Al Khaleej Al Arabi Street. Abu Dhabi, United Arab Emirates	Board Member	United Arab Emirates
H.E. Mohamed Mubarak Fadel Al Mazrouei	Capital Gate 10th Floor, Al Khaleej Al Arabi Street, Abu Dhabi, United Arab Emirates	Board Member	United Arab Emirates
Fadhel Abdulbaqi Al Ali	Capital Gate 10th Floor, Al Khaleej Al Arabi Street, Abu Dhabi, United Arab Emirates	Board Member	United Arab Emirates
Kaj-Erik Relander	Capital Gate 10th Floor, Al Khaleej Al Arabi Street, Abu Dhabi, United Arab Emirates	Board Member	Finland

Set forth below are the executive officers of ADQ.
Name	Business Address	Present Principal Occupation	Citizenship
H.E. Mohamed Hassan Alsuwaidi	Capital Gate 10th Floor, Al Khaleej Al Arabi Street, Abu Dhabi, United Arab Emirates	Board Member, Managing Director & Chief Executive Officer of ADQ	United Arab Emirates
Anas Jawdat Albarguthi	Capital Gate 10th Floor, Al Khaleej Al Arabi Street, Abu Dhabi, United Arab Emirates	Chief Operating Officer	United Arab Emirates
Bashar Al-Rousan	Capital Gate 10th Floor, Al Khaleej Al Arabi Street, Abu Dhabi, United Arab Emirates	Chief Legal and Compliance Officer	United Arab Emirates
Dr. Jaap Kalkman	Capital Gate 10th Floor, Al Khaleej Al Arabi Street, Abu Dhabi, United Arab Emirates	Group Chief Investment Officer	The Netherlands
Louay Abou Chanab	Capital Gate 10th Floor, Al Khaleej Al Arabi Street, Abu Dhabi, United Arab Emirates	Chief Strategy Officer	Canada
Marcos de Quadros	Capital Gate 10th Floor, Al Khaleej Al Arabi Street, Abu Dhabi, United Arab Emirates	Chief Financial Officer	Brazil
Susan Daniel	Capital Gate 10th Floor, Al Khaleej Al Arabi Street, Abu Dhabi, United Arab Emirates	Chief Risk Officer	United Kingdom

SCHEDULE B

Set forth below are the members of the Board of Directors of Sapphire II.
Name	Business Address	Present Principal Occupation	Citizenship
Hoon Cha	Floor 12, Al Maryah Tower, Abu Dhabi Global Market Square, Al Maryah Island Abu Dhabi, United Arab Emirates	Senior Partner, Lunate Capital Limited	South Korea
Peter Anthony Howley	Floor 12, Al Maryah Tower, Abu Dhabi Global Market Square, Al Maryah Island Abu Dhabi, United Arab Emirates	Senior Partner and Chief Legal Officer, Lunate Capital Limited	United Kingdom
Jason Alexander Loveless	Floor 12, Al Maryah Tower, Abu Dhabi Global Market Square, Al Maryah Island Abu Dhabi, United Arab Emirates	Senior Partner, Operations, Lunate Capital Limited	United Kingdom